Exhibit No. 21

JOURNAL COMMUNICATIONS, INC.

Subsidiaries of the Registrant

The following list shows our significant subsidiaries as of December 25, 2005, their respective states of incorporation and the percentage of voting securities of each subsidiary owned by its immediate parent. All companies listed have been included in the consolidated financial statements filed herewith.

Subsidiary	State of Incorporation	Percent of Voting Securities Owned by Registrant

The Journal Company	Wisconsin	100% by Registrant

Journal Sentinel Inc.	Wisconsin	100% by Registrant

Journal Broadcast Corporation* (d/b/a Journal Broadcast Group)	Nevada	100% by Registrant

Journal Community Publishing Group (f/k/a Add, Inc.)	Wisconsin	100% by Registrant

Journal Holdings, Inc.	Wisconsin	100% by Registrant

Norlight Telecommunications, Inc.	Wisconsin	100% by Registrant

IPC Print Services, Inc.	Michigan	100% by Registrant

*	Journal Broadcast Corporation has three subsidiaries operating in the United States.